September 26, 2017

Christina DiAngelo-Fettig
Sr. Staff Accountant
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Investment House Funds – File Nos. 811-10529, 333-71402

Dear Ms. DiAngelo-Fettig

On September 14, 2017 you provided additional oral comments with respect to the Annual Report to Shareholders, for the period ended July 31, 2016 (the "Annual Report"), for the Investment House Growth Fund (the “Fund”), a series of the Investment House Funds (the "Registrant"). Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.   Comment. Please explain how the Fund meets the diversification requirements of Section 5(b) under the Investment Company Act of 1940, as revised. We note that more 25% of the Fund’s assets are invested in amounts 5% or greater of an underlying issuer.

Response. Registrant notes that an investment company is properly categorized as “diversified’ so long as it meets the requirements of Section 5(b)(1) “immediately after its acquisition of [a] security” and that any failure to meet the test set forth in Section 5(b)(1) “is neither wholly nor partly the result of such acquisition.” Registrant confirms that any discrepancy in the Fund’s ability to meet the test set forth in Section 5(b)(1) is a result of asset growth and not a result of the acquisition of a security.

2.   Comment. Note 4 to the Financial Statements in the Annual Report addresses Transactions with Related Parties. In future reports, please disclose the terms of settlement of related party transactions. For example, are fees paid monthly, quarterly, etc.

Response. Registrant will revise the disclosure as requested in future shareholder reports.

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 If you have any questions or additional comments, please call Emily Little at (614) 469-3264.

Sincerely,

/s/Emily M. Little

Emily M. Little